EXHIBIT 14.2

CODE OF ETHICS
FOR CHIEF FINANCIAL OFFICER

V2K International, Inc.
Code of Ethics for
Chief Financial Officer

Adopted by the Board of Directors June 1, 2008

As the Chief Financial Officer of V2K International, Inc. (the “Company”), I acknowledge that the Company is committed to honesty and ethical conduct in all areas of its business and that officers with responsibility for the conduct or supervision of the Company’s financial affairs play a special role in preserving and protecting shareholders’ interests.

In furtherance of the above and to the best of my ability, I will adhere to the following principles and responsibilities:

•	Act at all times in accordance with this Code of Ethics and the Company’s Code of Business Conduct, a copy of which has been provided to me.

•	Act at all times with integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

•
Address any apparent conflict or interest in personal and professional relationships in accordance with the highest ethical standards and promptly disclose to the Company’s chief legal officer the nature of any such conflict of interest or any material transaction or relationship that reasonably could be expected to give rise to such a conflict of interest.

•
Provide, in the Company’s reports filed with the Securities and Exchange Commission and other public communications, disclosure that is full, fair, accurate, complete, objective, timely and understandable.

•
Comply with rules and regulations of all U.S. and non-U.S. governmental entities and other private and public regulatory agencies to which the Company is subject, including any exchanges on which the Company’s securities may be listed.

•	Act in good faith, responsibly, with due care, competence and diligence, and without misrepresenting material facts or circumstances.

•	Act objectively, without allowing my independent judgment to be subordinated.

•	Respect the confidentiality of Company information, except when authorized or otherwise required to make any disclosure, and avoid the use of any Company information for personal advantage.

•	Share my knowledge with others within the Company, to the extent appropriate and consistent with applicable law.

•	Maintain my professional skills to improve the Company’s communications to its constituents.

•	Promote ethical behavior among employees under my supervision.

•	Accept accountability for adherence to this Code of Ethics and the Company’s Code of Business Conduct.

•	Achieve responsible use of and control over all assets and resources of the Company entrusted to me.

I acknowledge that the Company’s Code of Business Conduct describe procedures for the internal reporting of violations of such Code. I will comply with those reporting requirements. I will also promote compliance with them by others under my supervision, as well as prompt reporting by them of violations of such Code. I further acknowledge that the consequences of my failure to adhere to this Code of Ethics or the Company’s Code of Business Conduct may result in disciplinary action, up to and including termination for cause.

By:_______________________________

Name:_____________________________

Title:  Chief Financial Officer

Date:______________________________